July 24, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Amanda Ravitz
Branch Chief—Legal

Re:	LKQ Corporation
Form S-4
Filed July 1, 2009
File No. 333-160395

Ladies and Gentlemen:

On behalf of LKQ Corporation (the “Company” or the “registrant”), I am pleased to submit this response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter dated July 20, 2009 with respect to the Company’s Registration Statement on Form S-4 (the “S-4”) which was filed by the registrant on July 1, 2009 with the Commission.

The supplemental information set forth herein has been supplied by the registrant for use herein, and all of the responses set forth herein to the Staff’s comments have been reviewed and approved by the registrant. For convenience, each of the Staff’s consecutively numbered comments is set forth herein in italics, followed by the registrant’s response.

* * * * *

Legal Opinion, Exhibit 5

1. Comment: Please confirm that you will file unqualified legal opinions at the time of each takedown. For guidance, please refer to Question 212.05 of the SEC’s Compliance and Disclosure Interpretations located at http://sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Response: Attached to this response as Exhibit A is a draft of a revised Exhibit 5 opinion. Also attached as Exhibit B is a marked copy of the revised draft opinion, showing changes from the opinion as originally filed. In response to Comment 1, the draft opinion has been revised to delete or modify the qualifications contained in the opinion as originally filed which we believe were of

Securities and Exchange Commission

July 24, 2009

concern to you. As revised, the registrant believes for the reasons set forth below that the opinion is sufficient to permit the issuance of shares under the S-4 in future transactions without requiring the filing of additional opinions. Unlike the situation where a registrant is registering on Form S-3 a variety of securities of unspecified amount, where the filing of subsequent opinions is appropriate, here the Company is registering only common stock, in a specified amount. The references in the attached draft opinion, as revised, concerning delivery of the shares pursuant to the terms of an appropriate agreement and related board or committee approval of that agreement are, in our experience and understanding, commonplace and necessary for the proper functioning of an acquisition shelf, as it would not only be impractical, but competitively disadvantageous, for the issuer to file a new Exhibit 5 opinion for every small acquisition it may make in advance of delivering the prospectus and executing the sales agreement for such acquisition. These types of conditions are not unusual in other Exhibit 5 opinion situations, and any opinion delivered prior to any contract being entered into (as contemplated by Question 212.05) would necessarily contain similar conditions.

2. Comment: Please provide an opinion of counsel without the phrase defining Delaware law as laws “that are, in my experience, normally applicable to the matters covered by my opinion, including the General Corporation Law of the State of Delaware, any applicable provisions of the Constitution of the State of Delaware, and applicable judicial decisions.” The law of Delaware is well defined, and attempts to define it in a legal opinion are not appropriate.

Response: In the attached draft of the opinion, the language referred to in the comment has been revised to delete the language “the Laws of the State of Delaware that are, in my experience, normally applicable to the matters covered by my opinion, including…” The registrant believes that as revised, the definition of “Included Laws” is appropriate, consistent with published indications of the Staff’s definition of the Laws of the State of Delaware and consistent with similar references in numerous other Exhibit 5 opinions.

3. Comment: Please delete qualification number “ii” of counsel’s opinion. Attempts to qualify an opinion regarding equity securities by bankruptcy, insolvency, or other laws affecting creditors’ rights are not appropriate.

Response: Qualification “ii” has been deleted from the attached draft.

4. Comment: Please delete the last sentence of counsel’s opinion, which begins, “[w]ithout my prior consent,” as it is not appropriate to limit the use of the opinion in such a matter. Investors are entitled to rely on the opinion.

Response: The last sentence has been deleted from the attached draft.

* * * * *

If the Staff agrees that the attached draft opinion is responsive to the Staff’s comments, the registrant will file a pre-effective amendment to the S-4 containing the revised Exhibit 5 opinion.

Securities and Exchange Commission

July 24, 2009

In responding to the Staff’s comments regarding the review of our S-4, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/ VICTOR M. CASINI
Victor M. Casini Senior Vice President and General Counsel

Exhibit A

July [    ], 2009

LKQ Corporation

120 North LaSalle Street

Suite 3300

Chicago, IL 60602

Re:	Registration Statement on Form S-4

Ladies and Gentlemen:

I have acted as securities counsel to LKQ Corporation, a Delaware corporation (the “Company”), in connection with the preparation and filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), of a registration statement on Form S-4, as filed by the Company with the Commission on or about July 1, 2009, as amended from time to time (the “Registration Statement”), relating to the registration of 12,981,834 shares of common stock, $.01 par value per share (the “Company Shares”), which Company Shares may be offered or sold from time to time in the future in connection with the acquisition by the Company of other businesses, assets, properties, or securities in business combination transactions in accordance with Rule 415(a)(1)(viii) of Regulation C under the Act or otherwise under Rule 415.

For the purpose of this opinion, I have examined originals, or copies certified or otherwise identified to my satisfaction, of only the following documents: (a) Certificate of Incorporation and all Certificates of Amendment of the Company filed with the Secretary of State of the State of Delaware through the date of this opinion (collectively, the “Certificate of Incorporation”), (b) the bylaws of the Company, as amended, (c) pertinent resolutions of the Board of Directors and committees thereof of the Company, (d) a certificate or certificates of the Secretary of State of the State of Delaware, (e) certificates or letters of the Company and others, and (f) such other documents as I have deemed necessary as a basis for the opinions set forth herein. As to questions of fact material to this opinion, I have relied, to the extent I deemed such reliance appropriate, without investigation, on the documents referred to above.

In connection with this opinion, I have assumed that (i) all information contained in all documents reviewed by me is true and correct; (ii) all signatures on all documents examined by me are genuine; (iii) all documents submitted to me as originals are authentic and all documents submitted to me as copies conform to the originals of those documents; (iv) each natural person signing any document reviewed by me had the legal capacity to do so; (v) each person signing in a representative capacity any document reviewed by me had authority to sign in such capacity; (vi) the Registration Statement, and any amendments thereto (including any post-effective amendments), relating to the Company Shares will have become effective under the Act, and no order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose are pending before or contemplated by the Commission; (vii) the Company Shares have been or will be issued and sold in compliance with applicable federal and state securities laws and in the manner stated in the Registration Statement; and (viii) a definitive purchase, merger, exchange, or similar agreement with respect to the Company Shares has been or will have been duly authorized and validly executed and delivered by the Company and the other parties thereto.

Based upon the foregoing, I am of the opinion that:

When (i) the Board of Directors of the Company or, to the extent permitted by the General Corporation Law of the State of Delaware, as amended, a duly constituted and acting committee thereof (such Board of Directors or committee being referred to herein as the “Board”) has taken all necessary corporate action to approve each issuance of and the terms of each offering of the Company Shares and related matters; (ii) the terms of the issuance and sale of the Company Shares have been established so as not to violate any applicable law or the Certificate of Incorporation and Bylaws of the Company and so as to comply with any requirement or restriction imposed by any court or governmental body having jurisdiction over the Company; and (iii) the Company Shares have

LKQ Corporation

July [    ], 2009

been duly executed, authenticated, issued and delivered in accordance with the provisions of the Registration Statement and in accordance with the applicable definitive purchase, merger, exchange, or similar agreement approved by the Board and upon payment therefor in accordance with such agreement, the Company Shares will, upon such issuance, constitute legally issued, fully paid, and nonassessable shares of common stock, $.01 par value, of the Company.

The opinion and other matters in this letter are qualified in their entirety by, and subject to, the following:

i. I express no opinion as to the laws of any jurisdiction other than the Included Laws. For purposes of this opinion, the term “Included Laws” means the General Corporation Law of the State of Delaware, any applicable provisions of the Constitution of the State of Delaware, and applicable judicial decisions. I do not express any opinions as to any other laws or the laws of any other jurisdiction.

ii. This letter and the matters addressed herein are as of the date hereof, and I undertake no, and hereby disclaim any, obligation to advise you of any change in any matter set forth herein, whether based on a change in the law, a change in any fact relating to the Company or any other person or entity, including governmental authorities (each such person or entity being a “Person”), or any other circumstance. This opinion letter is limited to the matters expressly stated herein and no opinions are to be inferred or may be implied beyond the opinions expressly set forth herein.

I consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement and to the references made to me under the caption “Legal Matters” in the prospectus forming a part of the Registration Statement. In giving this consent, I do not admit that I am within the category of persons whose consent is required by Section 7 of the Act.

Very truly yours,

Exhibit B

July ~~1,~~[            ], 2009

LKQ Corporation

120 North LaSalle Street

Suite 3300

Chicago, IL 60602

Re:	Registration Statement on Form S-4

Ladies and Gentlemen:

I have acted as securities counsel to LKQ Corporation, a Delaware corporation (the “Company”), in connection with the preparation and filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), of a registration statement on Form S-4, as filed by the Company with the Commission on or about July 1, 2009, as amended from time to time (the “Registration Statement”), relating to the registration of 12,981,834 shares of common stock, $.01 par value per share (the “Company Shares”), which Company Shares may be offered or sold from time to time in the future in connection with the acquisition by the Company of other businesses, assets, properties, or securities in business combination transactions in accordance with Rule 415(a)(1)(viii) of Regulation C under the Act or otherwise under Rule 415.

For the purpose of this opinion, I have examined originals, or copies certified or otherwise identified to my satisfaction, of only the following documents: (a) Certificate of Incorporation and all Certificates of Amendment of the Company filed with the Secretary of State of the State of Delaware through the date of this opinion (collectively, the “Certificate of Incorporation”), (b) the bylaws of the Company, as amended, (c) pertinent resolutions of the Board of Directors and committees thereof of the Company, (d) a certificate or certificates of the Secretary of State of the State of Delaware, (e) certificates or letters of the Company and others, and (f) such other documents as I have deemed necessary as a basis for the opinions set forth herein. As to questions of fact material to this opinion, I have relied, to the extent I deemed such reliance appropriate, without investigation, on the documents referred to above.

In connection with this opinion, I have assumed that (i) all information contained in all documents reviewed by me is true and correct; (ii) all signatures on all documents examined by me are genuine; (iii) all documents submitted to me as originals are authentic and all documents submitted to me as copies conform to the originals of those documents; (iv) each natural person signing any document reviewed by me had the legal capacity to do so; (v) each person signing in a representative capacity any document reviewed by me had authority to sign in such capacity; (vi) the Registration Statement, and any amendments thereto (including any post-effective amendments), relating to the Company Shares will have become effective under the Act, and no order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose are pending before or contemplated by the Commission; (vii) the Company Shares have been or will be issued and sold in compliance with applicable federal and state securities laws and in the manner stated in the Registration Statement; and (viii) a definitive purchase, merger, exchange, or similar agreement with respect to the Company Shares has been or will have been duly authorized and validly executed and delivered by the Company and the other parties thereto.

Based upon the foregoing, I am of the opinion that:

When (i) the Board of Directors of the Company or, to the extent permitted by the General Corporation Law of the State of Delaware, as amended, a duly constituted and acting committee thereof (such Board of Directors or committee being referred to herein as the “Board”) has taken all necessary corporate action to approve each issuance of and the terms of each offering of the Company Shares and related matters; (ii) the terms of the issuance and sale of the Company Shares have been established so as not to violate any applicable law or ~~result in a default under or breach of any agreement or instrument binding upon the Company, including~~ the Certificate of Incorporation~~,~~ and Bylaws of the Company and so as to comply with any requirement or restriction imposed by any

LKQ Corporation

July ~~1,~~[            ], 2009

court or governmental body having jurisdiction over the Company; and (iii) the Company Shares have been duly executed, authenticated, issued and delivered in accordance with the provisions of the Registration Statement and in accordance with the applicable definitive purchase, merger, exchange, or similar agreement approved by the Board and upon payment therefor in accordance with such agreement, the Company Shares will, upon such issuance, constitute legally issued, fully paid, and nonassessable shares of common stock, $.01 par value, of the Company.

The opinion and other matters in this letter are qualified in their entirety by, and subject to, the following:

i. I express no opinion as to the laws of any jurisdiction other than the Included Laws. For purposes of this opinion, the term “Included Laws” means the ~~Laws of the State of Delaware that are, in my experience, normally applicable to the matters covered by my opinion, including the~~ General Corporation Law of the State of Delaware, any applicable provisions of the Constitution of the State of Delaware, and applicable judicial decisions. I do not express any opinions as to any other laws or the laws of any other jurisdiction.

ii. ~~The foregoing opinion is qualified to the extent that the enforceability of any document, instrument or security may be limited by or subject to bankruptcy, insolvency, fraudulent transfer or conveyance, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally, and general equitable or public policy principles. iii.~~ This letter and the matters addressed herein are as of the date hereof, and I undertake no, and hereby disclaim any, obligation to advise you of any change in any matter set forth herein, whether based on a change in the law, a change in any fact relating to the Company or any other person or entity, including governmental authorities (each such person or entity being a “Person”), or any other circumstance. This opinion letter is limited to the matters expressly stated herein and no opinions are to be inferred or may be implied beyond the opinions expressly set forth herein.

I consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement and to the references made to me under the caption “Legal Matters” in the prospectus forming a part of the Registration Statement. In giving this consent, I do not admit that I am within the category of persons whose consent is required by Section 7 of the Act~~. Without my prior consent, this letter may not be quoted in whole or in part or otherwise referred to in any other document and may not be otherwise furnished or disclosed to or used by any other Person.~~

Very truly yours,

~~/s/ VICTOR M. CASINI~~